Exhibit (a)(1)(ii)

VISTA CREDIT STRATEGIC LENDING CORP.

c/o Vista Credit BDC Management, L.P.

Offer to Purchase Up to 1,689,494.387

Shares of Common Stock

Dated December 23, 2025

The Offer and Withdrawal Rights Will Expire at

11:59 p.m., Eastern Time, on January 22, 2026,

Unless the Offer is Extended

To the Stockholders of Vista Credit Strategic Lending Corp.:

Subject to the terms and conditions set forth in this offer to purchase (“Offer to Purchase”) and the related Letter of Transmittal (which together with the Offer to Purchase constitutes the “Offer”), Vista Credit Strategic Lending Corp., a closed-end management investment company that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended (the “1940 Act”), and is organized as a Maryland corporation (the “Company”), is offering to purchase up to 1,689,494.387 of its outstanding shares of common stock, (including Class I shares of common stock, par value $0.01 per share (“Class I Shares”), Class D shares of common stock, par value $0.01 per share (“Class D Shares”), and Class S shares of common stock, par value $0.01 per share (“Class S Shares” and together with Class I Shares and Class D Shares, the “Shares”)), pursuant to tenders by stockholders of the Company (“Stockholders”) at a price equal to the net asset value per Share as of December 31, 2025 or a later date determined by the Company if the Offer is extended (the “Valuation Date”). This Offer is currently scheduled to expire at 11:59 p.m., Eastern Time, on January 22, 2026 (the “Expiration Date”), but the Company may extend this date; if it does, the Valuation Date may be changed. This Offer is being made to all Stockholders of the Company and is not conditioned on any minimum amount of Shares being tendered, but is subject to certain conditions described below. Shares are not traded on any established trading market.

Stockholders should realize that the value of the Shares tendered in this Offer will likely change between the most recent time net asset value was calculated and published and the Valuation Date (the relevant date for determining the value of the Shares tendered to the Company for purposes of calculating the purchase price of such Shares) and such change could be material. The Company generally determines the net asset value of the Shares as of the last calendar day of each month within 20 business days after the last calendar day of each month. The most recently calculated and published net asset value per Share for each class of common stock was $19.55 as of November 30, 2025. Stockholders should keep in mind that, if they tender Shares in a tender offer with a prospective repurchase date that is within the two-year period following the initial subscription closing date of the Shares being tendered, such Shares will be subject to an “early repurchase deduction” (described further below) of up to 2% of the aggregate net asset value of the Shares repurchased (for Shares issued pursuant to subscription agreements accepted prior to November 1, 2024 and after December 31, 2025, the 2% early repurchase deduction will only be imposed on Shares held for less than one year). The early repurchase deduction will reduce the repurchase proceeds payable to Stockholders for the repurchased Shares. For illustrative purposes, if a Stockholder purchased Shares as of a September 1 subscription closing date, and such Stockholder tendered those Shares on September 20 of the second following year for repurchase, the two-year holding period would be deemed satisfied and such Shares would not incur an early repurchase deduction. However, if a Stockholder purchased Shares as of an October 1 subscription closing date, and such Stockholder tendered those Shares on September 20 of the second following year for repurchase, the two-year holding period would not be deemed satisfied and such Shares would incur an early repurchase deduction. Shares that are issued pursuant to the Company’s distribution reinvestment plan and tendered shall not be subject to the early repurchase deduction.

Stockholders desiring to tender all or any portion of their Shares in accordance with the terms of the Offer should complete and sign the attached Letter of Transmittal and deliver it to either the Company’s transfer agent, State Street Bank and Trust Company (the “Transfer Agent”) or the Stockholder’s financial advisor, as applicable, in the manner provided for in the Letter of Transmittal and set forth in Section 4 “Procedure for Tenders” below.

IMPORTANT

The Company makes no recommendation to any Stockholder as to whether to tender or refrain from tendering Shares. Stockholders must make their own decisions whether to tender Shares and, if so, the portion of their Shares to tender.

Because each Stockholder’s investment decision is a personal one, based on its financial circumstances, no person has been authorized to make any recommendation on behalf of the Company, its board of directors or the Adviser as to whether Stockholders should tender Shares pursuant to the Offer. No person has been authorized to give any information or to make any representations in connection with the Offer other than those contained herein or in the Letter of Transmittal. If given or made, such recommendation and such information and representations must not be relied on as having been authorized by the Company, its board of directors or the Adviser.

This transaction has not been approved or disapproved by the Securities and Exchange Commission or the Commodity Futures Trading Commission nor has the Securities and Exchange Commission, the Commodity Futures Trading Commission, or any state securities commission passed on the fairness or merits of such transaction or on the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

Questions and requests for assistance and requests for additional copies of the Offer may be directed to the Transfer Agent:

Regular Mail:

Vista Credit Strategic Lending Corp.

c/o State Street Bank and Trust Company

Shareholder Services/Transfer Agency

P.O. Box 5493

Boston, MA 02206

Overnight Mail:

Vista Credit Strategic Lending Corp.

c/o State Street Bank and Trust Company

Attn: Terrence Phillip -Transfer Agency

1776 Heritage Drive, Mail Code: JAB/3

North Quincy, MA 02206

TABLE OF CONTENTS

SUMMARY TERM SHEET		1
1.	Background and Purpose of the Offer	2
2.	Offer to Purchase and Price	2
3.	Amount of Tender	3
4.	Procedure for Tenders	3
5.	Withdrawal Rights	3
6.	Purchases and Payment	4
7.	Certain Conditions of the Offer	4
8.	Certain Information About the Company	5
9.	Full Tender by DRIP Participants	6
10.	Certain Federal Income Tax Consequences	6
11.	Miscellaneous	10

i

SUMMARY TERM SHEET

This is a summary of the features of the Offer. To understand the Offer fully and for a more complete discussion of the terms and conditions of the Offer, you should read carefully this entire Offer to Purchase and the related Letter of Transmittal.

•
The Company may from time to time offer to repurchase a portion of its outstanding Shares pursuant to written tenders by Stockholders. Accordingly, the Company is offering to purchase up to 1,689,494.387 Shares at a price equal to their net asset value determined as of December 31, 2025 or such later date as may be determined by the Company if the Offer is extended (the “Valuation Date”). The Shares subject to the Offer represent approximately 5% of the outstanding Shares as of November 30, 2025. The Offer, which begins on December 23, 2025, will remain open until 11:59 p.m., Eastern Time, on January 22, 2026 (the “Expiration Date”). The Company reserves the right to adjust the Valuation Date to correspond to any extension of the Offer.
•
Except for Shares issued pursuant to the Company’s distribution reinvestment plan (“DRIP”), all Shares that have not been outstanding for at least two years that are tendered and purchased in this Offer will be subject to an “early repurchase deduction”, which will reduce your proceeds by up to 2% of such Shares’ net asset value (for Shares issued pursuant to subscription agreements accepted prior to November 1, 2024 and after December 31, 2025, the 2% early repurchase deduction will only be imposed on Shares held for less than one year). See Section 6 “Purchases and Payment”.
•
Stockholders may tender all or a portion of their Shares.
•
If a Stockholder tenders Shares and the Company purchases those Shares, the Company will effect payment for those Shares in cash promptly after the determination of the relevant net asset value per Share is finalized.
•
There is no assurance that the Board of Directors of the Company (the “Board”) will exercise its discretion to offer to repurchase Shares or that there will be sufficient funds available to accommodate all of the Stockholders’ requests for repurchase. As a result, the Company may repurchase less than the full amount of Shares that you request to have repurchased. If the Company does not repurchase the full amount of your Shares that you have requested to be repurchased, or the Company determines not to make repurchases of its Shares, you will likely not be able to dispose of your Shares, even if the Company under-performs. Any periodic repurchase offers will be subject in part to the Company’s available cash and compliance with the regulated investment company (“RIC”) qualification and diversification rules and the 1940 Act.
•
Other than the early repurchase deduction described above (if applicable), the Company does not expect to impose any charges on repurchases of Shares in the Company.
•
The Offer is being made to all Stockholders and is not conditioned on any minimum amount of Shares being tendered.
•
If you are a participant in the DRIP, if you elect to tender your Shares in full, and such full tender is accepted by the Company, any Shares issued to you under the DRIP subsequent to the expiration of the tender offer will be considered part of your prior tender. Your participation in the DRIP will be automatically terminated as of the applicable Expiration Date and any distributions due but not yet paid as of such date will be paid in cash on the scheduled distribution payment date.

•
If the Company accepts the tender of any of your Shares, your proceeds may be funded from one or more of the following sources: cash flow from operations the sale of assets, borrowings, return of capital to stockholders or offering proceeds.
•
Additional repurchases will be made at such times and on such terms as may be determined by the Board. Vista Credit BDC Management, L.P., the Company’s investment adviser (the “Adviser”), expects that it will recommend to the Board that the Company purchase Shares from Stockholders quarterly. However, the Company is not required to make any such repurchase offers or otherwise conduct tender offers and the Board may amend, suspend or terminate the Company’s share repurchase program at any time.
•
Following this summary is a formal notice of the Offer, which remains open until the Expiration Date, unless extended. If you elect to tender your Shares, you have the right to change your mind and withdraw your tendered Shares at any time until the Expiration Date or, if such tendered Shares have not been accepted by the Company, at any time on or after February 20, 2026. If you would like to tender your Shares, you must complete the Letter of Transmittal enclosed with the Offer to Purchase, and return it as instructed in the Letter of Transmittal to the Transfer Agent, Vista Credit Strategic Lending Corp., c/o State Street Bank and Trust Company, or to your financial advisor. Your properly completed Letter of Transmittal must be received prior to the Expiration Date. All Stockholders tendering Shares should carefully review their Letter of Transmittal and follow the delivery instructions therein.
•
The value of your Shares will likely change between the most recent time the net asset value was calculated and published and the Valuation Date (the date when the value of your investment will be determined for purposes of calculating the purchase price of your Shares). The most recently calculated and published net asset value per Share of each class of common stock was $19.55 as of November 30, 2025.
•
Please note that just as you have the right to withdraw your tender of Shares, the Company has the right to cancel, amend or postpone this offer at any time on or before the Expiration Date.

1. Background and Purpose of the Offer. The purpose of the Offer is to provide liquidity to Stockholders. Because there is no secondary trading market for the Shares, the Board has determined, after consideration of various matters, that the Offer is in the best interests of Stockholders in order to provide liquidity for the Shares. The Board intends to consider the continued desirability of the Company making an offer to purchase Shares quarterly, but the Company is not required to make any such offer.

The purchase of Shares pursuant to the Offer will have the effect of increasing the proportionate interest in the Company of Stockholders who do not tender Shares. Stockholders who retain their Shares may be subject to increased risks that may possibly result from the reduction in the Company’s aggregate assets resulting from payment for the Shares tendered. These risks include the potential for greater volatility due to decreased diversification. A reduction in the aggregate assets of the Company may result in Stockholders who do not tender Shares bearing higher costs to the extent that certain expenses borne by the Company are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional purchases of Shares are made by new and existing investors from time to time, although there can be no assurances that such new or additional purchases will occur.

Shares that are tendered to the Company in connection with the Offer, if accepted for repurchase, will be repurchased, resulting in a change in the income ratio and an increase in the expense ratios of Shares owned by Stockholders remaining in the Company (assuming no further issuances of Shares).

2. Offer to Purchase and Price. The Company will purchase, upon the terms and subject to the conditions of the Offer, up to 1,689,494.387 of those outstanding Shares that are properly tendered by, and not withdrawn (in accordance with Section 5 “Withdrawal Rights” below) before, the Expiration Date.

The Company reserves the right to extend, amend or cancel the Offer as described in Sections 3 and 7 below. The purchase price of a Share tendered will be its net asset value as of the Valuation Date, payable as set forth in Section 6. The Company reserves the right to adjust the Valuation Date to correspond with any extension of the Offer.

As of the close of business on November 30, 2025, there were approximately 30,631,563.830 Class I Shares, no Class D Shares and 3,158,323.907 Class S Shares issued and outstanding, with a net asset value per share of $19.55 for Class I Shares, $19.55 for Class D Shares and $19.55 for Class S Shares. The value of the Shares tendered by Stockholders likely will change between the most recent time net asset value was calculated and published and the Valuation Date.

3. Amount of Tender. Subject to the limitations set forth below, Stockholders may tender all or a portion of their Shares. The Offer is being made to all Stockholders and is not conditioned on any minimum amount of Shares being tendered.

If less than 1,689,494.387 Shares are properly tendered pursuant to the Offer and not withdrawn, the Company will, on the terms and subject to the conditions of the Offer, purchase all of the Shares so tendered unless the Company elects to cancel or amend the Offer, or postpone acceptance of tenders made pursuant to the Offer, as provided in Section 7 “Certain Conditions of the Offer” below. If more than 1,689,494.387 Shares are duly tendered to the Company before the expiration of the Offer and not withdrawn, pursuant to Section 5 “Withdrawal Rights” below, the Company will accept Shares tendered on or before the Expiration Date for payment on a pro rata basis based on the number of tendered Shares; provided that the Company reserves the right in its sole discretion to purchase additional outstanding Shares representing up to 2% of the Company’s outstanding Shares without amending or extending the Offer as permitted by Rule 13e-4(f)(1) of the Securities Exchange Act of 1934, as amended (the “1934 Act”). There is no repurchase priority for a Stockholder under the circumstances of death, divorce or disability of such Stockholder. The unaccepted portion of any tender of Shares made by a Stockholder pursuant to this Offer shall not be automatically carried forward or given priority in connection with any future tender offer made by the Company, but any Stockholder that wishes to have the Company repurchase Shares that were not accepted for repurchase in connection with this Offer may again tender those Shares in connection with, and subject to the terms and conditions of, any future tender offer made by the Company.

4. Procedure for Tenders. Stockholders wishing to tender Shares pursuant to the Offer must complete and execute the Letter of Transmittal in accordance with the instructions on the first page of such Stockholder’s Letter of Transmittal. The completed and executed Letter of Transmittal must be received by the specified agent by 11:59 p.m., Eastern Time, on the Expiration Date.

Stockholders wishing to confirm receipt of a Letter of Transmittal may contact the agent specified in the instructions therein. The method of delivery of any documents is at the election and complete risk of the Stockholder tendering Shares, including, but not limited to, the failure to receive any Letter of Transmittal or other document submitted by facsimile transmission. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Company, in its sole discretion, and its determination shall be final and binding. The Company reserves the absolute right to reject any or all tenders (i) determined by it not to be in appropriate form or (ii) for which the acceptance of, or payment for, would, in the opinion of counsel for the Company, be unlawful. The Company also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Shares or any particular Stockholder (including, without limitation, the conditions relating to the dates on which Shares must be tendered or withdrawn), and the Company’s interpretation of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Company shall determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. None of the Company, the Board, the Adviser, or any of their agents is obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give such notice.

5. Withdrawal Rights. Any Stockholder tendering Shares pursuant to this Offer may withdraw tendered Shares at any time before the Expiration Date or, if the Company has not accepted such tendered Shares, on or after February 20, 2026. A form to use to give notice of withdrawal is enclosed with the Offer to Purchase. To be effective, any notice of withdrawal must be timely received by the agent specified in the instructions to the Notice of Withdrawal. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Company, in its sole discretion, and such determination shall be final and binding. Shares properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered prior to the Expiration Date by following the procedures for tenders described above.

6. Purchases and Payment. For purposes of the Offer, the Company will be deemed to have accepted Shares that are tendered if and when it gives written notice to the tendering Stockholder of its election to purchase such Shares (the “Repurchase Date”).

If a Stockholder tenders Shares and the Company purchases those Shares, the Company will effect payment for those Shares in cash promptly after the determination of the relevant net asset value per Share is finalized.

There is no assurance that the Board will exercise its discretion to offer to repurchase Shares or that there will be sufficient funds available to accommodate all Stockholders’ requests for repurchase. As a result, the Company may repurchase less than the full amount of Shares that you request to have repurchased. If the Company does not repurchase the full amount of your Shares that you have requested to be repurchased, or the Company determines not to make repurchases of its Shares, you will likely not be able to dispose of your Shares, even if the Company under-performs. Any periodic repurchase offers will be subject in part to the Company’s available cash and compliance with the RIC qualification and diversification rules and the 1940 Act.

Other than the early repurchase deduction described below (if applicable), the Company does not expect to impose any charges on repurchases of Shares in the Company.

Each Stockholder whose Shares (or portion thereof) have been accepted for repurchase will continue to be a Stockholder of the Company and will bear all risks related to an investment in the Shares until the Repurchase Date (and thereafter if not all of its Shares are repurchased) and may exercise his or her voting rights with respect to the repurchased Shares (or portion thereof) until the Repurchase Date.

The amount to which any Stockholder that sells Shares to the Company in a repurchase offer that has a Repurchase Date within the two-year period following the initial subscription closing date of the Shares is entitled to be paid for the tendered Shares will be reduced by up to 2% of the aggregate net asset value of the Shares repurchased by the Company (for Shares issued pursuant to subscription agreements accepted prior to November 1, 2024 and after December 31, 2025, the 2% early repurchase deduction will only be imposed on Shares held for less than one year); this reduction is referred to herein as an “early repurchase deduction.” Payment of the early repurchase deduction will be made by reducing the repurchase proceeds. The early repurchase deduction will be retained by the Company for the benefit of remaining Stockholders. Shares that are issued pursuant to the Company’s DRIP and tendered, including any portion of Shares repurchased that are issued pursuant to the Company’s DRIP, shall not be subject to the early repurchase deduction. Shares repurchased will be treated as having been repurchased on a “first-in–first-out” basis for purposes of determining whether and to what extent the early repurchase deduction is applicable. Therefore, the portion of Shares repurchased will be deemed to have been taken from the earliest Shares purchased by such Stockholder for purposes of determining whether and to what extent the early repurchase deduction is applicable, except that in all cases Shares issued pursuant to the Company’s DRIP will be treated as having been repurchased first.

The Company expects that the purchase price for Shares acquired pursuant to the Offer to Purchase will be derived from: cash flow from operations, sale of assets, borrowings, return of capital to stockholders and/or offering proceeds. Payment for repurchased Shares may require the Company to liquidate portfolio holdings earlier than the Adviser would otherwise have caused these holdings to be liquidated, potentially resulting in losses, and may increase the Company’s investment-related expenses as a result of higher portfolio turnover rates. The Adviser intends to take measures, subject to policies as may be established by the Board, to attempt to avoid or minimize potential losses and expenses resulting from the repurchase of Shares.

7. Certain Conditions of the Offer. The Company reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Stockholders of such extension. If the Company elects to extend the tender period, the Valuation Date may occur after December 31, 2025. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer. The Company also reserves the right, at any time and from time to time, up to and including acceptance of tenders pursuant to the Offer, to: (a) cancel the Offer and in the event of such cancellation, not to purchase or pay for any Shares tendered pursuant to the Offer; (b) amend the Offer; or (c) postpone the acceptance of Shares tendered. If the Company determines to amend the Offer or to postpone the acceptance of Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Stockholders.

Please note that just as you have the opportunity to withdraw Shares that you have tendered under certain circumstances, the Company has the right to cancel, amend or postpone the Offer at any time before accepting tendered Shares. At the discretion of the Board, the Company may cancel the Offer, amend the Offer or postpone the acceptance of tenders made pursuant to the Offer if, among other reasons: (a) the Company would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Company’s investment objectives and policies in order to purchase Shares tendered pursuant to the Offer; (b) there is, in the Board’s judgment, any (i) legal action or proceeding instituted or threatened challenging the Offer or that otherwise would have a material adverse effect on the Company, (ii) declaration of a banking moratorium by Federal or state authorities or any suspension of payment by banks in the United States or New York State that is material to the Company, (iii) limitation imposed by Federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Company has a material investment, (v) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States that is material to the Company, (vi) material decrease in the estimated net asset value of the Company from the estimated net asset value of the Company as of the commencement of the Offer, or (vii) other event or condition that would have a material adverse effect on the Company or its Stockholders if Shares tendered pursuant to the Offer were purchased; or (c) the Board determines that it is not in the best interest of the Company to purchase Shares pursuant to the Offer. However, there can be no assurance that the Company will exercise its right to extend, amend or cancel the Offer or to postpone acceptance of tenders pursuant to the Offer.

8. Certain Information About the Company. The Company is a closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act and is organized as a Maryland corporation. The principal executive office of the Company is located at 50 Hudson Yards, Floor 77, New York, NY 10001 and the telephone number is (212) 804-9100. Shares are not traded on any established trading market.

The Company does not have any other plans or proposals that relate to or would result in: (a) the acquisition by any person of additional Shares (other than the Company’s intended continued acceptance of subscriptions for Shares from time to time, the DRIP or otherwise in the discretion of the Company) or the disposition of Shares (except for periodic discretionary solicitations of tender offers); (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company; (c) any material change in the present distribution policy or indebtedness or capitalization of the Company (other than pursuant to borrowing arrangements made in the ordinary course of business); (d) any change in the identity of the investment adviser or Directors of the Company, or in the management of the Company including, but not limited to, any plans or proposals to change the number or the term of the Directors or to change any material term of the investment advisory arrangements with the Adviser; (e) a sale or transfer of a material amount of assets of the Company (other than as the Board determines may be necessary or appropriate to fund any portion of the purchase price for Shares acquired pursuant to this Offer to Purchase or in connection with the ordinary portfolio transactions of the Company); (f) any other material change in the Company’s structure or business, including any plans or proposals to make any changes in its fundamental investment policy for which a vote would be required by Section 13 of the 1940 Act; or (g) any changes in the Company’s Articles of Amendment and Restatement or Amended and Restated Bylaws or other actions that may impede the acquisition of control of the Company by any person.

Based on the number of Shares outstanding as of November 30, 2025, the following persons (the named individuals being the Directors, executive officers and persons deemed to have a controlling interest in the Adviser) own the number of Shares indicated in the below table:

Person	Shares	Percentage of the Company’s Outstanding Shares
David Flannery	57.115	*
Greg Galligan	51,070.408	*
Sheila Finnerty	—	—
Olivia Kirtley	—	—
Stephen Riddick	7,442.253	*
Ross Teune	57.115	*
Kenneth Burke	57.115	*
Brendan Renehan	57.115	*
VHG Capital, L.P. **	759,161.088	2.2%

* Less than 1%.

** Includes 1,427.854 shares owned by Vista Credit BDC Management, L.P., the Company’s Adviser.

Based on information available to the Company, none of the persons listed above intends to tender any of his or her Shares in the Offer. Addresses for each of the persons listed above is provided in Item 3.

During the past 60 days, the Company has issued to the Adviser, Directors and executive officers of the Company an aggregate of approximately 149.186 Shares, including the net impact of Shares issued pursuant to the DRIP, for net proceeds of approximately $2,922 from the Adviser, any Director or executive officer of the Company, or any person controlling the Company or the Adviser.

9. Full Tender by DRIP Participants. If you are a participant in the DRIP, if you elect to tender your Shares in full and such full tender is accepted by the Company, any Shares issued to you under the DRIP subsequent to the expiration of the tender offer will be considered part of your prior tender and your participation in the DRIP will be automatically terminated as of the applicable Expiration Date. Any distributions due but not yet paid as of such date will be paid in cash on the scheduled distribution payment date.

10. Certain Federal Income Tax Consequences. The following discussion is a general summary of certain material U.S. federal income tax consequences of the purchase of Shares by the Company from Stockholders pursuant to the Offer. This discussion does not purport to be a complete description of all of the tax considerations relating thereto. In particular, the Company has not described certain considerations that may be relevant to certain types of Stockholders subject to special treatment under U.S. federal income tax laws, including Stockholders subject to the alternative minimum tax, tax-exempt organizations, insurance companies, Stockholders that are treated as partnerships for U.S. federal income tax purposes, dealers in securities, traders in securities that elect to use a mark-to-market method of accounting for securities holdings, pension plans and trusts, financial institutions, a person that holds Shares as part of a straddle or a hedging or conversion transaction, real estate investment trusts, RICs, U.S. Stockholders (as defined below) whose functional currency is not the U.S. dollar, Non-U.S. Stockholders (as defined below) engaged in a trade or business in the United States, persons who have ceased to be U.S. citizens or to be taxed as residents of the United States, “controlled foreign corporations,” and passive foreign investment companies. This summary is limited to Stockholders that hold the Shares as capital assets (within the meaning of the Code) and does not address owners of a Stockholder.

This summary is based on U.S. federal income tax law as of the date hereof, including the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed U.S. Treasury regulations, published rulings and court decisions, each as of the date of this prospectus and all of which are subject to change, possibly retroactively, which could affect the continuing validity of this discussion. The Company has not sought and will not seek any ruling from the Internal Revenue Service (“IRS”) regarding the offerings pursuant to this prospectus or pursuant to the accompanying prospectus supplement unless expressly stated therein. This summary does not discuss any aspects of U.S. estate or gift tax or non-U.S., state or local tax. Stockholders are urged to consult their tax advisers regarding their particular situation and the potential tax consequences to them of a purchase of their Shares by the Company pursuant to the Offer, including potential state, local and non-U.S. taxation, as well as any applicable transfer taxes.

A “U.S. Stockholder” is a beneficial owner of Shares that is for U.S. federal income tax purposes:

• an individual who is a citizen or resident of the United States;

• a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

• a trust if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons (as defined in the Code) have the authority to control all of its substantial decisions, or if the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a domestic trust for U.S. federal income tax purposes; or

• an estate, the income of which is subject to U.S. federal income taxation regardless of its source.

A “Non-U.S. Stockholder” is a beneficial owner of Shares that is not a U.S. Stockholder or an entity that is treated as a partnership for U.S. federal income tax purposes.

If a partnership (or any entity or arrangement so characterized for U.S. federal income tax purposes) holds Shares, the tax treatment of such partnership and a person treated as a partner of such partnership will generally depend on the status of the partner, the activities of the partner and the partnership and certain determinations made at the partnership and partner level. Partnerships holding any Shares and persons that are treated as partners of such partnerships are urged to consult their tax advisors as to the particular U.S. federal income tax consequences of the Offer.

Tax matters are very complicated and the tax consequences to each Stockholder of the ownership and disposition of Shares will depend on the facts of his, her, or its particular situation. Investors are urged to consult their tax advisors regarding the specific consequences of the repurchase, including tax reporting requirements, the applicability of U.S. federal, state, local and non-U.S. tax laws, eligibility for the benefits of any applicable tax treaty, and the effect of any possible changes in the tax laws.

Sale or Exchange of Shares. Under Section 302(b) of the Code, a Stockholder (other than a tax-exempt Stockholder) whose Shares are repurchased pursuant to the Offer generally will be treated as having sold the Shares and will recognize gain or loss for U.S. federal income tax purposes, so long as either (a) such Stockholder tenders, and the Company repurchases, all of such Stockholder’s Shares (i.e., reduces such Stockholder’s percentage ownership of the Company to 0%), (b) such Stockholder meets numerical safe harbors with respect to percentage voting interest and reduction in ownership of the Company following the completion of the Offer for the distribution to be “substantially disproportionate” with respect to such Stockholder, or (c) the tender otherwise results in a distribution that is “not essentially equivalent to a dividend,” which determination depends on a Stockholder’s particular facts and circumstances, including the initial size of and extent to which a Stockholder’s ownership percentage interest in the Company is reduced. The IRS has indicated in published rulings that a relatively minor reduction of the proportionate equity interest of a Stockholder whose relative equity interest is minimal and who does not exercise any control over or participate in the management of the Company’s affairs should be treated as “not essentially equivalent to a dividend”. For these purposes, a stockholder’s ownership of the Company is determined after applying the ownership attribution rules under Section 318 of the Code. The gain or loss recognized by a Stockholder in such case generally will equal the difference between the price paid by the Company for the Shares pursuant to the Offer and the Stockholder’s adjusted tax basis in the Shares sold. A tendering Stockholder’s gain or loss will generally be capital gain or loss, and will generally be treated as long-term capital gain or loss if the Shares have been held for more than one year or as short-term capital gain or loss if the Shares have been held for one year or less. For these purposes, a Stockholder’s holding period in Shares repurchased pursuant to the Offer should terminate as of the Repurchase Date. If a Stockholder realizes a gain upon the sale of its Shares and payment for the Shares is received after the close of the taxable year of the Stockholder in which the Repurchase Date occurs, it is expected that, unless the Stockholder elects otherwise, the Stockholder will generally recognize such gain in the taxable year in which the proceeds are received. The maximum U.S. federal income tax rate applicable to short-term capital gains recognized by a non-corporate Stockholder is currently the same as the applicable ordinary income rate. In addition, the Code generally imposes a 3.8% Medicare contribution tax on the net investment income of certain individuals, estates and trusts to the extent their income exceeds certain threshold amounts. For these purposes, “net investment income” generally includes, among other things, (i) distributions paid by the Company of net investment income and capital gains, and (ii) any net gain from the sale, exchange or other taxable disposition of the Shares.

If a tendering Stockholder’s ownership (taking into account deemed ownership under Section 318 of the Code) of Shares of the Company is not reduced to the extent required under the tests described above, such Stockholder would be deemed to receive a distribution from the Company under Section 301 of the Code with respect to the Shares held by the Stockholder after the tender (a “Section 301 distribution”). Such distribution, which would equal the price paid by the Company to such Stockholder for the Shares sold, would be taxable as a dividend to the extent of the Company’s current or accumulated earnings and profits allocable to such Stockholder, with the excess treated as a return of capital reducing the Stockholder’s tax basis in the Shares, and thereafter as capital gain. If any amounts received by a Stockholder are treated as a dividend, the tax basis (after any adjustment for a return of capital) in the Shares sold pursuant to the Offer will generally be transferred to any remaining Shares held by the Stockholder. It is not expected that any amount treated as a dividend will be eligible for the dividends received deduction allowed to corporations or for the reduced U.S. federal income tax rates that are currently imposed on certain “qualified dividend income” received by non-corporate Stockholders.

Provided that no tendering Stockholder is treated as receiving a Section 301 distribution as a result of the Offer, Stockholders whose percentage ownership of the Company increases as a result of the Offer will not be treated as realizing constructive distributions by virtue of that increase. If any tendering Stockholder is deemed to receive a Section 301 distribution as a result of the Offer, it is possible that Stockholders whose percentage ownership of the Company increases as a result of the Offer, including Stockholders who do not tender any Shares pursuant to the Offer, will be deemed to receive a constructive distribution under Section 305(c) of the Code in an amount determined by the increase in their percentage ownership of the Company as a result of the Offer. Such constructive distribution will be treated as a dividend to the extent of the Company’s current or accumulated earnings and profits allocable to it.

Under the “wash sale” rules under the Code, provided the tender of Shares pursuant to the Offer is treated as a sale or exchange (and not a distribution as described above), loss recognized on Shares sold pursuant to the Offer will ordinarily be disallowed to the extent the Stockholder acquires other Shares of the Company (whether through automatic reinvestment of dividends or otherwise) or substantially identical stock or securities within 30 days before or after the date the tendered Shares are purchased pursuant to the Offer. In that event, the basis and holding period of the Shares (or substantially identical stock or securities) acquired will be adjusted to reflect the disallowed loss. Any loss realized by a Stockholder on the sale of Shares held by the Stockholder for six months or less will be treated for U.S. federal income tax purposes as a long-term capital loss to the extent of any distributions or deemed distributions of long-term capital gains received by the Stockholder with respect to such Shares. A Stockholder’s ability to utilize capital losses may be limited under the Code.

Non-U.S. Stockholders. Generally, if a Non-U.S. Stockholder’s sale of Shares pursuant to the Offer is respected as a sale or exchange for U.S. federal income tax purposes pursuant to Section 302(b) of the Code (as discussed above), any gain realized by the Non-U.S. Stockholder will not be subject to U.S. federal income tax or to any U.S. tax withholding, provided that such gain is not effectively connected with a trade or business carried on in the United States by the Non-U.S. Stockholder. If, however, all or a portion of the proceeds received by a tendering Non-U.S. Stockholder is treated for U.S. federal income tax purposes as a distribution by the Company that is a dividend, or if a Non-U.S. Stockholder is otherwise treated as receiving a deemed distribution that is a dividend by reason of the Stockholder’s increase in its percentage ownership of the Company resulting from other Stockholders’ sale of Shares pursuant to the Offer, and, as discussed in greater detail in the Company’s Confidential Private Placement Memorandum, absent a statutory exemption, the dividend received or deemed received by the Non-U.S. Stockholder will be subject to a U.S. withholding tax of 30% (or a lower treaty rate). If any gain or dividend income realized in connection with the tender of Shares by a Non-U.S. Stockholder is effectively connected with a trade or business carried on in the United States by the Non-U.S. Stockholder, such gain or dividend will generally be taxed at the regular rates applicable to U.S. Stockholders. In addition, if the Non-U.S. Stockholder is a non-U.S. corporation, it may be subject to a branch profits tax of 30% (or a lower treaty rate) on its effectively connected income. In order to qualify for an exemption from withholding for effectively connected income or for lower withholding tax rates under income tax treaties, or to establish an exemption from backup withholding, a Non-U.S. Stockholder must comply with special certification and filing requirements relating to its non-U.S. status (including, in general, furnishing an IRS Form W-8ECI, W-8BEN or W-8BEN-E, as applicable, or any substitute form). Because an applicable withholding agent may not be able to determine if a particular Non-U.S. Stockholder qualifies for sale or exchange treatment pursuant to Section 302(b) of the Code, such agent may withhold U.S. federal income tax equal to 30% of the gross payments payable to a Non-U.S. Stockholder unless the agent determines that an exemption or a reduced rate of withholding is available as discussed above. However, a Non-U.S. Stockholder may be eligible to obtain a refund of all or a portion of any tax withheld if such Non-U.S. Stockholder establishes that it qualifies for sale or exchange treatment pursuant to Section 302(b) of the Code or is otherwise able to establish that no tax or a reduced amount of tax is due. See the section of the Company’s Confidential Private Placement Memorandum entitled “Tax and ERISA Considerations—Taxation of Non-U.S. Stockholders” for further information concerning the taxation of Non-U.S. Shareholders. Non-U.S. Stockholders are urged to consult their tax advisors regarding the application of U.S. federal income tax rules, including withholding, to their tender of Shares.

FATCA. Pursuant to Sections 1471 to 1474 of the Code and the U.S. Treasury regulations thereunder, the relevant withholding agent generally will be required to withhold 30% of any dividends paid on Shares to: (i) a foreign financial institution unless such foreign financial institution agrees to verify, report and disclose its U.S. accountholders and meets certain other specified requirements or (ii) a non-financial foreign entity that is the beneficial owner of the payment unless such entity certifies that it does not have any substantial U.S. owners or provides the name, address and taxpayer identification number of each substantial U.S. owner and such entity meets certain other specified requirements or is subject to an applicable “intergovernmental agreement.” If payment of this withholding tax is made, Non-U.S. Stockholders that are otherwise eligible for an exemption from, or reduction of, U.S. federal withholding taxes with respect to such dividends will be required to seek a credit or refund from the IRS to obtain the benefit of such exemption or reduction. In certain cases, the relevant foreign financial institution or non-financial foreign entity may qualify for an exemption from, or be deemed to be in compliance with, these rules. Certain jurisdictions have entered into agreements with the United States that may supplement or modify these rules. Non-U.S. Stockholders are urged to consult their tax advisors regarding the particular consequences to them of this legislation and guidance. The Company will not pay any additional amounts in respect of any amounts withheld.

Backup Withholding. The Company generally is required to withhold and remit to the U.S. Treasury a percentage of the taxable distributions and redemption proceeds paid to any U.S. Stockholder who fails to properly furnish the Company with a correct taxpayer identification number and a certification that such Stockholder is not subject to backup withholding (generally, through the provision of a properly executed IRS Form W-9). A Non-U.S. Stockholder generally can establish an exemption from backup withholding by certifying as to its foreign status (generally, through the provision of a properly executed IRS Form W-8BEN, W-8BEN-E or other applicable Form W-8).

Stockholders should provide the Company with a completed IRS Form W-9, W-8BEN or W-8BEN-E, as applicable, or other appropriate form in order to avoid backup withholding on the payment they receive from the Company regardless of how they are taxed with respect to their tendered Shares. Backup withholding is not an additional tax and any amount withheld may be credited against a Stockholder’s U.S. federal income tax liability, and may entitle the Stockholder to a refund, provided in each case that the appropriate information is furnished to the IRS.

Other Tax Consequences. The Company’s purchase of Shares in the Offer may directly result in, or contribute to a subsequent, limitation on the Company’s ability to use capital loss carryforwards to offset future gains. Therefore, in certain circumstances, Stockholders who remain Stockholders following completion of the Offer may pay taxes sooner, or pay more taxes, than they would have had the Offer not occurred.

Payments for repurchased Shares may require the Company to liquidate all or a portion of its portfolio holdings. Such action could give rise to increased taxable distributions to Stockholders, including distributions of ordinary income or short-term capital gains taxable to individuals as ordinary income.

Under Treasury regulations directed at tax shelter activity, if a Stockholder recognizes a loss of $2 million or more for an individual Stockholder or $10 million or more for a corporate Stockholder, such Stockholder must file with the IRS a disclosure statement on Form 8886. Direct holders of portfolio securities are in many cases excepted from this reporting requirement, but under current guidance, stockholders of a RIC, such as the Company, are not excepted. Future guidance may extend the current exception from this reporting requirement to stockholders of most or all RICs. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Stockholders should consult their own tax advisers concerning any possible disclosure obligation with respect to their disposition of Shares pursuant to the Offer.

11. Miscellaneous. The Offer is not being made to, nor will tenders be accepted from, Stockholders in any jurisdiction in which the Offer or its acceptance would not comply with the securities or blue sky laws of such jurisdiction. The Company is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction. However, the Company reserves the right to exclude Stockholders from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Company believes such exclusion is permissible under applicable laws and regulations, provided the Company makes a good faith effort to comply with any state law deemed applicable to the Offer.

The Company has filed an Issuer Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (the “SEC”), which includes certain information relating to the Offer summarized herein. A free copy of such statement may be obtained by contacting the Transfer Agent via e-mail at TA_Vista_INQ@statestreet.com or from the SEC’s internet web site, http://www.sec.gov.